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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLANNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pamela J. Simpson, CPA
(Name – *if individual, state last, first, middle name*)

433 West Pershing Road	Decatur	IL	62526
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION FEB 24 2005 WASH. D.C. 185

PROCESSED MAR 11 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2004

PART I

TOTAL ASSETS		$ 1,430,969
LESS: TOTAL LIABILITIES (Exclusive of Subordinated Debt)		(798,797)
NET WORTH		$ 632,172
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:		
Total Non-Allowable Assets	$ 245,150	
Other deductions or changes	$	
TOTAL DEDUCTIONS FROM NET WORTH		$ (245,150)
NET CAPITAL BEFORE HAIRCUTS		$ 387,022
HAIRCUTS:		
Certificates of Deposit and Commercial Paper	$	
U.S. and Canadian government obligations	$	
State and Municipal government obligations	$	
Corporate obligations	$	
Stocks and warrants	$	
Options	$	
Arbitrage	$	
Other Securities	$ 12,259	
TOTAL HAIRCUTS		$ (12,259)
NET CAPITAL		$ 374,763

PART II

MINIMUM NET CAPITAL REQUIREMENT	$ 53,253
TOTAL NET CAPITAL	$ 374,763
TOTAL AGGREGATE INDEBTEDNESS	$ 798,797
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 213 %
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 321,510

Verification

(Form S-2)

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/04 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The cash decreased by $ 776
- The receivables increased by $ 89,262
- The other receivables - allowed increased by $ 4,445
- The other securities decreased by $ 1,052
- The non allowed assets of fixed assets decreased by $ 674
- The prepaid expenses decreased by $ 7,517
- The accounts payable increased by $ 58,412
- The retained earnings increased by $ 25,276
- The net capital increased by $ 33,467

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/04 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

Financial Statements

and
Report of Independent
Certified Public Accountants

December 31, 2004 and 2003

PAMELA J. SIMPSON, C.P.A.
433 WEST PERSHING ROAD
DECATUR, ILLINOIS 62526
(217) 872-1908

Report of Independent
Certified Public Accountants

The Board of Directors
Investment Planners, Inc.

We have audited the accompanying balance sheet of Investment Planners, Inc. as of December 31, 2004 and 2003, and the related statement of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Decatur, Illinois
February 10, 2005

Pamela J. Simpson
Certified Public Accountant

INVESTMENT PLANNERS, INC.

Balance Sheets

December 31, 2004 and 2003

Assets

		2004	2003
Current assets:			
Cash and cash equivalents	$	443,572	319,505
Mutual funds		63,987	56,883
Mutual funds–designated		58,653	45,957
Commissions receivable		615,162	774,375
Receivable from representative		4,445	88,405
Prepaid expenses		17,500	25,017
Total current assets		1,203,319	1,310,142
Fixed assets:			
Leasehold improvements		94,397	80,752
Office furniture and equipment		311,507	308,711
Software		60,646	65,310
Less accumulated amortization		(39,561)	(48,429)
Less accumulated depreciation		(199,339)	(248,534)
Net fixed assets		227,650	157,810
	$	1,430,969	1,467,952

Liabilities and Stockholders' Equity

		2004	2003
Current liabilities:			
Accounts payable	$	66,117	156,272
Commissions payable		484,361	706,620
Wages and payroll tax payable		33,526	29,067
Deferred compensation payable		58,653	45,957
Income tax payable		87,442	8,301
Profit sharing payable		13,529	67,326
Total current liabilities		743,628	1,013,543
Deferred income tax		55,169	20,325
Stockholders' equity:			
Capital stock (no par value)		12,375	12,375
Paid in capital		10,125	10,125
Retained earnings		609,672	411,584
Total stockholders' equity		632,172	434,084
	$	1,430,969	1,467,952

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Earnings

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions revenue	$ 10,846,379	7,291,245
Interest and Dividends	9,800	2,811
Other Income	413,045	319,747
(Decrease) increase in market value - trading securities	1,905	14,521
	11,271,129	7,628,324
Expenses:		
Agent and employee compensation and benefits	9,702,464	6,805,501
Communications and data processing	40,087	33,317
Occupancy	315,055	129,701
Loss on abandoned leasehold	56,587	-
Other expenses	820,659	588,665
Interest expense	82	195
	10,934,934	7,557,379
Income before income taxes	336,195	70,945
Provision for income taxes		
Current	103,263	26,524
Deferred	34,844	20,325
Total provision for income taxes	138,107	46,849
Net earnings	$ 198,088	24,096

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2004 and 2003

	Capital Stock	Paid In Capital	Retained Earnings
Balance January 1, 2003	$ 12,375	10,125	387,488
2003 net earnings	-	-	24,096
Balance December 31, 2003	$ 12,375	10,125	411,584
Balance January 1, 2004	$ 12,375	10,125	411,584
2004 net earnings	-	-	198,088
Balance December 31, 2004	$ 12,375	10,125	609,672

See accompanying notes to financial statements.

INVESTMENT PLANNERS, INC.

Statements of Cash Flows

Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 198,088	24,096
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	58,747	53,795
Change in market value	(1,905)	(14,521)
Loss on leasehold abandoned	56,587	-
Change in operating assets and liabilities:		
Decrease (increase) in commissions receivable	159,213	(411,896)
Decrease (increase) in prepaid expenses	7,517	1,712
Decrease (increase) in other receivable	83,960	(88,405)
(Decrease) increase in accounts payable	(90,155)	125,618
(Decrease) increase in commissions payable	(222,259)	385,142
(Decrease) increase in payroll taxes payable	4,459	9,228
(Decrease) increase in income taxes payable	113,985	28,626
(Decrease) increase in deferred comp. payable	12,696	(3,066)
(Decrease) increase in profit sharing payable	(53,797)	42,326
Net cash provided by operating activities	327,136	152,655
Cash flows from investing activities:		
Redemption (Purchases) of mutual funds	(17,895)	3,067
Purchase of fixed assets	(185,174)	(19,948)
Net cash provided (used) by investing activities	(203,069)	(16,881)
Net increase (decrease) in cash and cash equivalents	124,067	135,774
Cash and cash equivalents, beginning	319,505	183,731
Cash and cash equivalents, end	$ 443,572	319,505

Supplemental Disclosures

Income taxes paid were $ 24,122 in 2004 and $ 13,711 in 2003.

See accompanying notes to financial statements.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2004 and 2003

Note 1 - Significant accounting policies:

Nature of operations:

The company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of accounting:

The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Fixed assets:

Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes:

Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs tax depreciation.

Note 2 – Capital stock:

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related party transactions:

The Company rents three vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 31,763 in 2004 and $ 29,076 in 2003.

Investment Planners, Inc.

Notes to Financial Statements

December 31, 2004 and 2003

Note 4 - Deposit with Clearing Organization:

The Company is required to maintain a deposit of $10,000 with the organization that clears its customers' transactions. The $10,000 is included in cash and cash equivalents.

Note 5 – Trading Securities:

The Mutual Funds are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2004, and 2003 the Company's minimum net capital requirement was $ 50,000. The Company was in compliance with the net capital requirement at December 31, 2004 and 2003.

Note 7 – Employee Benefit Plan:

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(K) plan. The plan covers virtually all employees. The profit sharing plan expense for 2004 was $ 88,168.

In 1997, the Company established a defined contribution plan which covers virtually all employees. The profit sharing plan expense for 2003 was $ 107,326.

Note 8 – Prepaid Expenses:

Prepaid expenses consists of:

	2004	2003
Expenses	$ 17,501	25,017

Note 9 – Deferred Compensation Plan:

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The deferred compensation plan payable at December 31, 2004 and 2003 was $ 58,653 and $45,957. At December 31, 2004 and 2003, the Company had deposited amounts withheld as deferred compensation in a mutual fund, designated for the deferred compensation plan. Total amounts withheld and paid as deferred compensation during the years ended December 31, 2004 and 2003 were $ 9,616 and $ 9,808.

Note 10 – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2004 and 2003, the Company's uninsured cash balances totaled $ 224,348 and $ 122,678.

Note 11 – Operating Leases/Related Party Transactions:

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease runs through February, 2009 with renewal options. The lease is classified as an operating lease.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,400 per month. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2004 and 2003 was $ 28,800.